UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*
Gesher I Acquisition Corp
(Name of Issuer)

Ordinary share, $0.0001 par value
(Title of Class of Securities)

G38537117
(CUSIP Number)

October 14, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G38537117	13G	Page 2 of 13

1.		Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) The Segantii Asia-Pacific Equity Multi-Strategy Fund
2.	check the appropriate box if a group	(a) □ (b) □
3.		sec use only
4.		citizenship or place of organization Cayman islands
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	1,090,000
	7.	sole dispositive power	0
	8.	shared dispositive power	1,090,000
9.		aggregate amount beneficially owned by each reporting person	1,090,000
10.		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) □
11.		percent of class represented by amount in row (9)	7.5%
12.		type of reporting person (See Instructions)	CO

CUSIP No. G38537117	13G	Page 3 of 13

1.		Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Segantii Capital Management (Cayman) Limited
2.	check the appropriate box if a group	(a) □ (b) □
3.		sec use only
4.		citizenship or place of organization Cayman Islands
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	1,090,000
	7.	sole dispositive power	0
	8.	shared dispositive power	1,090,000
9.		aggregate amount beneficially owned by each reporting person	1,090,000
10.		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) □
11.		percent of class represented by amount in row (9)	7.5%
12.		type of reporting person (See Instructions)	FI

CUSIP No. G38537117	13G	Page 4 of 13

1.		Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Segantii Capital Management Limited
2.	check the appropriate box if a group	(a) □ (b) □
3.		sec use only
4.		citizenship or place of organization Hong Kong
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	1,090,000
	7.	sole dispositive power	0
	8.	shared dispositive power	1,090,000
9.		aggregate amount beneficially owned by each reporting person	1,090,000
10.		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) □
11.		percent of class represented by amount in row (9)	7.5%
12.		type of reporting person (See Instructions)	IA

CUSIP No. G38537117	13G	Page 5 of 13

1.		Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Segantii Capital Management (USA) LLC
2.	check the appropriate box if a group	(a) □ (b) □
3.		sec use only
4.		citizenship or place of organization Delaware
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	1,090,000
	7.	sole dispositive power	0
	8.	shared dispositive power	1,090,000
9.		aggregate amount beneficially owned by each reporting person	1,090,000
10.		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) □
11.		percent of class represented by amount in row (9)	7.5%
12.		type of reporting person (See Instructions)	IA

CUSIP No. G38537117	13G	Page 6 of 13

13.		Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Segantii Capital Management (UK) Limited
14.	check the appropriate box if a group	(a) □ (b) □
15.		sec use only
16.		citizenship or place of organization United Kingdom
number of shares beneficially owned by each reporting person with:	17.	sole voting power	0
	18.	shared voting power	1,090,000
	19.	sole dispositive power	0
	20.	shared dispositive power	1,090,000
21.		aggregate amount beneficially owned by each reporting person	1,090,000
22.		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) □
23.		percent of class represented by amount in row (9)	7.5%
24.		type of reporting person (See Instructions)	IA

CUSIP No. G38537117	13G	Page 7 of 13

Item 1.
Name of Issuer:	Gesher I Acquisition Corp
(a) Address of Issuer’s Principal
Executive Offices:	Hagag Towers
North Tower, Floor 24, Haarba 28 Tel Aviv L3 6473917
Item 2.
(a)	Name of Person Filing:	This statement is filed by (i) The Segantii Asia-Pacific Equity Multi-Strategy Fund (the “Fund”), (ii) Segantii Capital Management (Cayman) Limited (the “Manager”), (iii) Segantii Capital Management Limited (the “Investment Advisor”), Segantii Capital Management (USA) LLC (the “US Sub-Advisor”) and Segantii Capital Management (UK) Limited (the “UK Sub-Advisor”). The foregoing are collectively referred to herein as the “Reporting Persons.”

The Fund holds securities of the issuer. The Manager serves as the investment manager, the Investment Advisor serves as the investment advisor for the Fund and the Sub-Advisor serves as the sub-advisor to the Fund. The Reporting Persons may be deemed to share voting and dispositive power with respect to 1,090,000 shares of Units, each consisting of one ordinary share, $0.0001 par value, and one-half of one redeemable warrant (the “Units”).

(b)	Address of Principal Business Office:	The principal office of the Fund and the Manager is Campbell Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

The principal office of the Investment Advisor is 21/F, 100QRC, 100 Queen’s Road Central, Hong Kong.
The principal office of the U.S. Sub-Advisor is 520 Madison Ave. Suite 21B, New York, NY 10022, United States.
The principal office of the UK Sub-Advisor is 5th Floor, Aldermary House, 10–15 Queen Street, London, EC4N 1TX, United Kingdom.
(c)	Citizenship:	The Fund and the Manager are both incorporated in the Cayman Islands. The Investment Advisor is incorporated in Hong Kong.

The US Sub-Advisor was formed in the State of Delaware. The UK Sub-Advisor was incorporated in the United Kingdom
(d)	Title of Class of Securities:	Ordinary share, $0.0001 par value

(e)	CUSIP Number:	G38537117

CUSIP No. G38537117	13G	Page 8 of 13

CUSIP No. G38537117	13G	Page 9 of 13
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

CUSIP No. G38537117	13G	Page 10 of 13

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Amount beneficially owned:

Fund:	1,090,000
Manager:	1,090,000
Investment Advisor:	1,090,000
Sub-Advisor:	1,090,000
Percent of class:         7.5%

Calculation of percentage of beneficial ownership is based on 14,575,000 shares outstanding following the issuer’s initial public offering, as disclosed in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(4) on October 12, 2021, giving effect to the exercise of the over-allotment option by the underwriter.

Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
0 for both Reporting Persons
(ii)	Shared power to vote or to direct the vote:
Fund:	1,090,000
Manager:	1,090,000
Investment Advisor:	1,090,000
Sub-Advisor:	1,090,000

(iii)	Sole power to dispose or to direct the disposition of:
0 for all Reporting Persons
(iv)	Shared power to dispose or to direct the disposition of:
Fund:	1,090,000
Manager:	1,090,000
Investment Advisor:	1,090,000
Sub-Advisor:	1,090,000
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □.
Items 6 – 9.	Not Applicable.

CUSIP No. G38537117	13G	Page 11 of 13
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

CUSIP No. G38537117	13G	Page 12 of 13

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 25, 2021

The Segantii Asia-Pacific Equity Multi-Strategy Fund

By: /s/ NIRAL HARISH MARU
Name: NIRAL HARISH MARU
Title: Authorized Signatory
Segantii Capital Management (Cayman) Limited

By: /s/ NIRAL HARISH MARU
Name: NIRAL HARISH MARU
Title: Head of Legal and Compliance

Segantii Capital Management Limited

By: /s/ NIRAL HARISH MARU
Name: NIRAL HARISH MARU
Title: Head of Legal and Compliance

Segantii Capital Management (USA) LLC

By: /s/ NIRAL HARISH MARU
Name: NIRAL HARISH MARU
Title: Director of Sole Member

Segantii Capital Management (UK) Limited

By: /s/ NIRAL HARISH MARU
Name: NIRAL HARISH MARU
Title: Director